Amended 4/9/21

SI 21001568 N

FORM X-17A-5
PART III

OMB APPROVAL
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SEC Mail Processing Section
APR 13 2021
Washington DC
415

SEC FILE NUMBER
8-52947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Consilium Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 Franklin Street - Suite 504
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Briggs Jr. 617-274-1706
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edelstein & Company LLP
(Name – *if individual, state last, first, middle name*)

160 Federal Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Consilium Partners LLC – 2020 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (B)

Statement of Financial Condition

CONSILIUM PARTNERS LLC
Statement of Financial Condition
December 31, 2020

Assets:		
Cash	$	376,428
Accounts receivable		68,400
Due from members		10,883
Prepaid expenses		3,944
Property and equipment, net		13,171
Right of use asset, net		238,373
Total assets	$	711,199

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC
Statement of Financial Condition
December 31, 2020

Liabilities and Members' Equity

Liabilities:		
Accounts payable	$	4,283
Accrued expenses		18,150
Deferred revenue		47,548
Paycheck Protection Program loan		149,879
Lease liability payable		243,139
Total liabilities		462,999
Members' equity:		
Members' equity		248,200
Total liabilities and members' equity	$	711,199

See accompanying notes to financial statements.

Consilium Partners LLC – 2020 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (C)

Statement of Income (Loss)

CONSILIUM PARTNERS LLC
Statement of Operations
Year ended December 31, 2020

Revenues:	
Success fees	$ 1,815,575
Advisory fees	594,202
Consulting fees	267,150
Reimbursed expenses	1,361
Interest income	55
Total revenues	2,678,343
Expenses:	
Guaranteed payments to members	2,022,351
General and administrative	658,044
Sales and marketing	21,789
Total expenses	2,702,184
Net loss	$ (23,841)

See accompanying notes to financial statements.

Item (D)

Statement of Changes in Financial Condition

CONSILIUM PARTNERS LLC
Statement of Cash Flows
Year ended December 31, 2020

Cash flows from operating activities:	
Net loss	$ (23,841)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	7,642
Amortization of right of use asset	129,469
Changes in:	
Accounts receivable	(33,400)
Prepaid expenses	(3,944)
Accounts payable	(4,074)
Accrued expenses	3,069
Deferred revenue	47,548
Lease liability payable	(134,435)
Net cash used in operating activities	(11,966)
Cash flows from investing activities:	
Due from members	1,734
Net cash provided by investing activities	1,734
Cash flows from financing activities:	
Paycheck Protection Program loan	149,879
Distributions to members	(102,084)
Net cash provided by financing activities	47,795
Increase in cash	37,563
Cash at beginning of year	338,865
Cash at end of year	$ 376,428

See accompanying notes to financial statements.

Consilium Partners LLC – 2020 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (E)

Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

CONSILIUM PARTNERS LLC
Statement of Changes in Members' Equity
Year ended December 31, 2020

	Class A	Class C	Total
Members' equity, beginning of year	$ 367,821	$ 6,304	$ 374,125
Members' distribution	(101,550)	(534)	(102,084)
Net loss	(23,716)	(125)	(23,841)
Members' equity, end of year	$ 242,555	$ 5,645	$ 248,200

See accompanying notes to financial statements.

Item (F)

Statement of Changes in Liabilities Subordinated to Claims of Creditors

(Not applicable)

Item (G)

Computation of Net Capital

Consilium Partners LLC
Schedule I
Computation of Net Capital, Aggregate Indebtedness & Basic Net Capital Requirement
Pursuant to Rule 15c3-1 of the Securities & Exchange Commission
December 31, 2020

Aggregate Indebteness (per balance sheet)	$	462,999
Less Lease Liability		243,139
		219,860
Members' Equity (per balance sheet)	$	248,200
Adjustments to Net Capital		
Accounts Receivables net of allowance		68,400
Due from Members		10,883
Prepaid Expenses		3,944
Net property and equipment		13,171
FINRA Flex-Funding Account		1,065
Total Adjustments to Net Capital	$	97,463
Net Capital, as defined	$	150,737
Computation of Basic Net Capital Requirement		
a. Minimum net capital required of broker dealer	$	5,000
b. Minimum net capital required (6 2/3% of aggregate indebtedness)	$	14,665
Minimum Net Capital Required (greater of a. or b.)	$	14,665
Net Capital in excess of requirement	$	136,072
Ratio of aggregate indebtness to net capital		1.46 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2020

Item (H)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

(Not applicable)

Item (I)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

(Not applicable)

Consilium Partners LLC – 2020 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (J)

Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhbit A of Rule 15c3-3

Consilium Partners LLC

Schedule II

Exemption Report Pursuant to SEC Rule 17a-5

Consilium Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Consilium Partners LLC

I, Richard D. Briggs Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Financial Officer

Date: February 25, 2021

edelstein

Report of Independent Registered Public Accounting Firm

To the Members of Consilium Partners LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Consilium Partners LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Consilium Partners LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Consilium Partners LLC stated that Consilium Partners LLC met the identified exemption provisions throughout the most recent year without exception. Consilium Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Consilium Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edelstein & Company LLP

Boston, Massachusetts
February 25, 2021

Edelstein & Company LLP | 160 Federal Street | 9th Floor | Boston, MA 02110 | edelsteincpa.com | A Member of AGN International Ltd.

Item K

Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

(Not applicable)

Item (L)

An Oath or Affirmation

OATH OR AFFIRMATION

I, Richard D. Briggs Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Consilium Partners LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN N. DUNNIGAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 27, 2028

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Item (M)

Copy of the SIPC Supplemental Report

Consilium Partners LLC

Schedule of SIPC Assessments & Payments - 2020

SIPC – 7 payment for 2019 made 2/19/2020	$3,408
SIPC - 6 payment for first half of 2020 made 7/28/20	$3,408

Note – SIPC 6 payment was accidentally overpaid. Amount due for first half of 2020 was $782, but we picked up the incorrect amount when writing the check. The overpayment will be used to reduce the SIPC – 7 payment to be made in February.

edelstein

Report of Independent Registered Public Accounting Firm

To the Members of Consilium Partners LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Consilium Partners LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Edelstein & Company LLP

Boston, Massachusetts
February 25, 2021

Edelstein & Company LLP | 160 Federal Street | 9th Floor | Boston, MA 02110 | edelsteincpa.com | A Member of AGN International, Ltd.

Item (N)

Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

(Not Applicable – No material inadequacies reported)

Consilium Partners LLC – 2020 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Complete Audited Financial Statements

CONSILIUM PARTNERS LLC

Financial Statements

and Supplementary Information Pursuant to 17a-5(d) of the Securities and Exchange Commission

and Report of Independent Registered Public Accounting Firm

December 31, 2020

TABLE OF CONTENTS

edelstein

Report of Independent Registered Public Accounting Firm

To the Members of Consilium Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Consilium Partners LLC as of December 31, 2020, and the related statements of operations, change in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Consilium Partners LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Consilium Partners LLC's management. Our responsibility is to express an opinion on the entity's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Consilium Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Consilium Partners LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I and II supplemental information has been subjected to audit procedures performed in conjunction with the audit of Consilium Partners LLC's financial statements. The supplemental information is the responsibility of Consilium Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity 17. C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Edelstein & Company LLP

We have served as Consilium Partners LLC's auditor since 2016.

Boston, Massachusetts
February 25, 2021

Edelstein & Company LLP | 160 Federal Street | 9th Floor | Boston, MA 02110 | edelsteincpa.com | A Member of AGN International, Ltd.

CONSILIUM PARTNERS LLC
Statement of Financial Condition
December 31, 2020

Assets:		
Cash	$	376,428
Accounts receivable		68,400
Due from members		10,883
Prepaid expenses		3,944
Property and equipment, net		13,171
Right of use asset, net		238,373
Total assets	$	711,199

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC
Statement of Financial Condition
December 31, 2020

Liabilities and Members' Equity

Liabilities:		
Accounts payable	$	4,283
Accrued expenses		18,150
Deferred revenue		47,548
Paycheck Protection Program loan		149,879
Lease liability payable		243,139
Total liabilities		462,999
Members' equity:		
Members' equity		248,200
Total liabilities and members' equity	$	711,199

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC
Statement of Operations
Year ended December 31, 2020

Revenues:	
Success fees	$ 1,815,575
Advisory fees	594,202
Consulting fees	267,150
Reimbursed expenses	1,361
Interest income	55
Total revenues	2,678,343
Expenses:	
Guaranteed payments to members	2,022,351
General and administrative	658,044
Sales and marketing	21,789
Total expenses	2,702,184
Net loss	$ (23,841)

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC
Statement of Changes in Members' Equity
Year ended December 31, 2020

	Class A	Class C	Total
Members' equity, beginning of year	$ 367,821	$ 6,304	$ 374,125
Members' distribution	(101,550)	(534)	(102,084)
Net loss	(23,716)	(125)	(23,841)
Members' equity, end of year	$ 242,555	$ 5,645	$ 248,200

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC
Statement of Cash Flows
Year ended December 31, 2020

Cash flows from operating activities:	
Net loss	$ (23,841)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	7,642
Amortization of right of use asset	129,469
Changes in:	
Accounts receivable	(33,400)
Prepaid expenses	(3,944)
Accounts payable	(4,074)
Accrued expenses	3,069
Deferred revenue	47,548
Lease liability payable	(134,435)
Net cash used in operating activities	(11,966)
Cash flows from investing activities:	
Due from members	1,734
Net cash provided by investing activities	1,734
Cash flows from financing activities:	
Paycheck Protection Program loan	149,879
Distributions to members	(102,084)
Net cash provided by financing activities	47,795
Increase in cash	37,563
Cash at beginning of year	338,865
Cash at end of year	$ 376,428

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2020

Note 1 - Business activity

Consilium Partners LLC (the "Company") was organized in 2000 in the state of Massachusetts and provides a range of financial advisory services, including assistance with respect to mergers and acquisitions, sales and divestitures, leveraged buyouts and recapitalizations, growth and buyout capital needs, fairness opinions and related corporate advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulation Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company does not carry customer accounts and is exempt from the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i).

Note 2 - Summary of significant accounting policies

The Company has prepared the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ and those differences could be significant. Significant estimates inherent in the preparation of the financial statements include, but are not limited to, the allowance for doubtful accounts, as well as the risks and uncertainties associated with the ongoing COVID-19 global pandemic.

Cash:

Cash consists of balances held in a checking and savings account held at a bank, which typically exceed Federal Deposit Insurance Corporation limits.

Accounts receivable:

Accounts receivable are stated at net realizable value after deducting any allowance for doubtful accounts. The Company performs ongoing credit evaluations of its clients and maintains an allowance for estimated uncollectible accounts receivable based on its general assessment of collectability. Specific accounts receivable balances are written off when it is determined collection is unlikely. As of December 31, 2020, the Company has determined that all accounts receivables are collectible and accordingly, no allowance for doubtful accounts has been recorded.

Note 2 – Summary of significant accounting policies continued

Revenue recognition:

All revenue is accounted for in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). Under ASC 606 the Company (i) identifies the contract with a customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price of the contract, (iv) allocates the transaction price to the identified performance obligations in the contract, and (v) recognizes revenue as the Company satisfies the identified performance obligations in the contract.

The Company generates its revenues from transaction advisory services and general consulting services.

The Company enters in to contracts with customers for transaction advisory services which are usually cancellable by either party at any time and include monthly retainers and success fees. Monthly retainers are fixed nonrefundable fees billed monthly and recognized as revenue overtime as the services are provided to the customer. Success fees are considered variable consideration and are received upon the successful consummation of a transaction as defined in the contract with the customer. The success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. The Company recognizes revenue from success fees when the transaction is successfully completed as the uncertainty associated with the variable consideration is resolved. The time between invoicing and when payments are due is not significant.

The Company enters in to contracts with customers for short-term general consulting services (generally less than one year) that contain a single performance obligation for a specific deliverable. Revenues are recognized at a point in time when the Company has substantially completed its work. Invoicing and payments are based on billing schedules established in the client contract which vary among customers. Deferred revenues represent contract liabilities that are recorded when cash payments are received or are due in advance of the satisfaction of performance obligations.

Expense reimbursements are included in revenue and an equivalent amount of reimbursable expenses is included in operating expense in the period in which the expense is incurred.

The Company recorded accounts receivable of $35,000 and $68,400 at January 1, 2020 and December 31, 2020, respectively.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2020

Note 2 – Summary of significant accounting policies continued

Property and equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided for using the straight-line method. The estimated useful lives are generally five years for furniture and fixtures, five years for equipment, and the term of the lease or three years, whichever is shorter, for leasehold improvements.

Expenditures for renewals and betterments that materially extend the life of the asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Leases:

Lease right-of-use ("ROU") assets and liabilities are recognized at the commencement date. The lease liability is measured as the present value of the lease payments over the lease term. the company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating lease ROU assets are calculated as the present value of the lease payments plus initial direct costs, plus prepayments less any lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. Lease expense is recognized on the straight-line method over the lease term.

Income taxes:

The Company with the consent of its members, has elected to be treated as a partnership for federal and state income tax purposes. Thus taxable income (or loss) is passed through to the members of the Company, and not taxed at the Company level. Therefore, there is no provision or liability for income taxes in these financial statements. Returns for years beginning with those filed for the fiscal year 2017 are open to examination.

Advertising

The Company expenses advertising costs as the costs are incurred. Advertising expense amounted to $6,871 which is included in sales and marketing on the statement of operations for the year ended December 31, 2020.

Note 3 – Property and equipment

Property and equipment consist of the following as of December 31, 2020:

Furniture and fixtures	$ 53,491
Leasehold improvements	4,558
Equipment	2,841
	60,890
Less: accumulated depreciation and amortization	47,719
	$ 13,171

Depreciation amounted to $7,642 for the year ended December 31, 2020 and is included in general and administrative expenses on the statement of operations.

Note 4 - Paycheck protection program

On May 12, 2020, the Company received a $149,879 loan from a bank under the SBA Paycheck Protection Program established as part of the Coronavirus Aid, Relief and Economic Security ("CARES") Act. The loan may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act over a six-month period (the "Covered Period") commencing on May 12, 2020, the date of the note. The amount of loan forgiveness will be reduced if the borrow terminates employees or reduces salaries during the Covered Period.

The unforgiven portion of the loan is payable over two years and bears interest at a rate of 1% per annum, with a deferral of principal and interest for the first six-months after the loan commencement date. The Company intends to use the proceeds for the purposes consistent with the CARES Act. While the Company currently believes that its use of the loan proceeds will meet the condition for forgiveness of the loan, no determination has been made as to whether the Company will be eligible for forgiveness, in whole or in part.

Note 5 – Lease commitments

The Company has entered into non-cancelable operating leases for real estate and office equipment. The real estate lease expires August 1, 2022 and the office equipment lease expires July 1, 2024. Operating lease expense for the year ended December 31, 2020 was $141,294 and is included in general and administrative expense on the statement of operations.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2020

Note 5 – Lease commitments continued

Supplemental cash flow information related to leases were as follows:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases	$ 146,260

Supplemental balance sheet information related to leases was as follows:

Current operating lease liabilities	$136,690
Noncurrent operating lease liabilities	106,449
Total operating lease liabilities	$243,139

Other information:

Weighted average remaining lease term - operating leases	1.75 years
Weighted average discount rate - operating leases	3.75%

Future minimum lease payable at December 31, 2020 were as follows:

2021	$ 143,488
2022	98,657
2023	6,224
2024	3,631
	252,000
Less discount to present value	8,861
Present value of lease liability	$ 243,139

Note 6 - Guaranteed payments to members

Guaranteed payments to members are calculated on an engagement-to-engagement basis. The payments are designed to represent reasonable compensation for the services provided on the individual engagements.

Note 7 – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2020, the Company's net capital was $150,737 which was $136,072 in excess of its required net capital of $14,665. The Company's aggregate indebtedness to net capital was 146%.

Note 8 – Concentrations

During the year ended December 31, 2020, revenue recognized from three customers accounted for 73% of total revenues.

Note 9 – Members' equity

The Company is authorized to issue Class A units, Class B units and Class C units. Class B units are issued only for past and /or future services to the Company. The maximum units that may be issued is 10,000,000 units.

As of December 31, 2020, the Company has 6,082,847 Class A units outstanding. As of December 31, 2020, the Company has 32,000 Class C units outstanding. One member owns approximately 36% of the Class A units and three members collectively own approximately 87% of the Class C units. There are no Class B units issued.

Voting rights

Only the holders of Class A units have the right to vote.

Allocation of net income or net loss

The Company's net income or net loss is allocated among the members in proportion to their respective ownership interest.

Distributions

The Company is required to make annual mandatory distributions to its members based on net federal taxable income allocated to such members multiplied by fifty percent. For the year ended December 31, 2020, no required tax distributions were made due to the current year net loss.

Note 9 – Members' equity continued

Liquidation

In the event of a liquidation, any proceeds after payment of creditors and debt shall be distributed to members after their capital accounts have been adjusted to reflect all profits and losses of the Company in which the member participates through to the date of distribution.

Finite life of the LLC

The term of the LLC shall continue until December 31, 2050. The members and managers of the LLC may extend the term prior to the expiration.

Limitation of liability

The members and managers are not personally or otherwise liable to the Company's creditors for any debt, obligation or liability of the Company solely by reason of being a member of the Company. The Managers are indemnified against certain liabilities that may arise out of performance of their duties to the Company.

Note 10 – Due from members

As of December 31, 2020, the Company had advanced $10,883 to certain members which will be repaid through the reduction of future guaranteed payments.

Note 11 - Subsequent events

Management has evaluated subsequent events through February 25, 2021, the date of which these financial statements were available to be issued.

Consilium Partners LLC
Schedule I
Computation of Net Capital, Aggregate Indebtedness & Basic Net Capital Requirement
Pursuant to Rule 15c3-1 of the Securities & Exchange Commission
December 31, 2020

Aggregate Indebteness (per balance sheet)	$	462,999
Less Lease Liability		243,139
		219,860
Members' Equity (per balance sheet)	$	248,200
Adjustments to Net Capital		
Accounts Receivables net of allowance		68,400
Due from Members		10,883
Prepaid Expenses		3,944
Net property and equipment		13,171
FINRA Flex-Funding Account		1,065
Total Adjustments to Net Capital	$	97,463
Net Capital, as defined	$	150,737
Computation of Basic Net Capital Requirement		
a. Minimum net capital required of broker dealer	$	5,000
b. Minimum net capital required (6 2/3% of aggregate indebtedness)	$	14,665
Minimum Net Capital Required (greater of a. or b.)	$	14,665
Net Capital in excess of requirement	$	136,072
Ratio of aggregate indebtness to net capital		1.46 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2020

Consilium Partners LLC

Schedule II

Exemption Report Pursuant to SEC Rule 17a-5

Consilium Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Consilium Partners LLC

I, Richard D. Briggs Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Chief Financial Officer

Date: February 25, 2021

edelstein

Report of Independent Registered Public Accounting Firm

To the Members of Consilium Partners LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Consilium Partners LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Edelstein & Company LLP

Boston, Massachusetts
February 25, 2021

Consilium Partners LLC

Schedule of SIPC Assessments & Payments - 2020

SIPC – 7 payment for 2019 made 2/19/2020	$3,408
SIPC - 6 payment for first half of 2020 made 7/28/20	$3,408

Note – SIPC 6 payment was accidentally overpaid. Amount due for first half of 2020 was $782, but we picked up the incorrect amount when writing the check. The overpayment will be used to reduce the SIPC – 7 payment to be made in February.